

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Robert L. Salomon
Chief Financial Officer
Beazer Homes USA Inc
1000 Abernathy Road, NE
Suite 260
Atlanta, GA 30328

      Re: Beazer Homes USA Inc
          Form 10-K for the year ended September 30, 2019
          Filed November 13, 2019
          File No. 001-12822

Dear Mr. Salomon:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Keith L. Belknap